July 8, 2009

Scott F. Stephens
Vice President and Chief Financial Officer
A.M. Castle & Co.
3400 North Wolf Road,
Franklin Park Illinois 60131

> **Re: A.M. Castle & Co.**
> **File No. 001-05415**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**

Dear Mr. Stephens:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

1. We note from your employee benefits plan footnote that your pension and supplemental pension plans (pension plans) were frozen. We additionally note that your projected annual salary increase assumption to calculate the projected benefit obligation was changed to zero during the current year. We believe these changes are known trends that indicate that reported financial results are possibly not indicative of future performance. As such, in future filings please expand your MD&A section to discuss the impact of freezing your pension plans and changing your salary increase assumption will have on your financial condition, liquidity and capital resources and results of operations to the extent material. Please ensure that your disclosure quantifies the effects of these changes on your future results.

Additionally, please discuss what lead to the decision to your freeze your pension plans and what lead to the change in your assumption. Please refer to Section III.B.3 and III.B.4 of FR-72 for guidance.

Item 8. Financial Statement and Supplementary Data page 28

Footnote 1: Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 32

2. We note your disclosure that revenue from sales of products is recognized primarily at the time of shipment. Please supplementally describe for us the circumstances in which revenue would be recognized at other than the time of shipment and the frequency with which this occurs.

3. We note that provisions for allowances related to sales discounts and rebates are recorded based on terms of the sale in the period that the sale is recorded. Please tell us and in future filings revise to disclose where these provisions are recognized in your statement of operations.

Footnote 6: Joint Venture page 46

4. We note that you have a 50% joint venture in Kreher Steel Co., LLC, and that in 2008 your equity in its earnings increased significantly (a 66% increase) from the prior year, from $5.3 million in 2007 to $8.8 million in 2008. Given that you have reported a net loss of $17.1 million and a loss before income taxes and equity in earnings of joint venture of $5.2 million in 2008, it appears that this is a significant equity method investee. As such, please tell us what consideration you gave to Rule 3-09 of Regulation S-X and filing separate financial statements for your investment in Kreher Steel Co., LLC.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief